                                                                  Exhibit (b)(9)







December 7, 1999


To each of the Lenders party to the Credit Agreement (as defined below), The Chase Manhattan Bank, as Administrative Agent, Bankers Trust Company, as Syndication Agent, and Bank of America, N.A., as Documentation Agent;

The Board of Directors of Big Flower Holdings, Inc.;

The Board of Directors of BFH Merger Corp.; and

Thomas H. Lee Company

Ladies and Gentlemen:

Pursuant to an amended and restated agreement and plan of merger, dated as of October 11, 1999 (the "Merger Agreement") between BFH Merger Corp. ("Merger Sub") and Big Flower Holdings, Inc. ("BF Holdings"), BF Holdings will be recapitalized in a transaction in which (a) Merger Sub shall be merged with and into BF Holdings (the "Merger") with BF Holdings as the surviving corporation in the Merger, (b) certain members of management of BF Holdings and its direct and indirect subsidiaries will retain equity capital in BF Holdings with a value of approximately $86.1 million (the "Equity Rollover"), and (c) and each outstanding share of BF Holdings' common stock (other than shares comprising the Equity Rollover, shares held by BF Holdings as treasury stock and shares held by subsidiaries of BF Holdings) shall be converted into the right to receive from BF Holdings following the Merger an amount of cash equal to $31.50, and each option to acquire BF Holdings common stock outstanding immediately prior to the Merger (other than options which will be converted into the right to receive equity interests in BF Holdings or the Borrower (as defined below)) shall be converted into the right to receive from BF Holdings following the Merger an amount of cash equal to $31.50 less the exercise price of such option, multiplied by the number of shares of BF Holdings common stock subject to such option, for a total consideration of approximately $576.6 million (the value of (b) and (c) not to exceed $662.7 million) (the "Recap Distribution") (the transactions described in clauses (a), (b), and (c) being hereinafter called the "Recapitalization').

In connection with the Recapitalization and pursuant to a stock purchase agreement, dated as of the date hereof (the "Acquisition Agreement") among CJDS Holdings, Inc. ("Holdings") and Big Flower Digital Services, Inc. ("BF Digital"), Holdings will acquire all of the capital stock of Columbine JDS Systems, Inc. (the "Borrower") from BF Digital for a total purchase price of $164,944,437, payable at the closing by a wire

                                                  VALUATION RESEARCH CORPORATION


transfer of $30,000,000 and a demand promissory note of Holdings (the "Acquisition Note") to BF Digital in the amount of $134,944,437 (the "Acquisition"). In order to consummate the Transaction (as defined below), (a) Holdings will receive cash proceeds of up to $37.0 million (such amount to be reduced by the investment by management of the Borrower and its subsidiaries through the purchase of shares of Holdings common stock or rights in a rabbi trust to receive shares of Holdings common stock) from the issuance of Holdings common stock ("Holdings Common Stock") to Thomas H. Lee Company and its affiliates ("THL") and Evercore Partners L.P. and its affiliates ("EVP" and, together with THL, the "Equity Investors") (the "Common Equity Financing"), (b) the Borrower will receive gross cash proceeds equal to $35.0 million from the issuance of unsecured subordinated notes to THL due 2009 (the "Mezzanine Subordinated Debt") and (c) members of senior management of the Borrower and its subsidiaries (the "Management Participants") and certain other investors will exchange shares of common stock (and/or options to purchase common stock) of BF Holdings for shares of Holdings Common Stock or rights in a rabbi trust to receive shares of Holdings Common Stock (the "Equity Exchange" and, together with the Common Equity Financing, the "Equity Financing"). Additionally, the Borrower will obtain $100.0 million from borrowings under a new senior credit facility (the "Term Loans" and the "Multicurrency Facility Revolving Loans") pursuant to the Agreement (as defined below). The proceeds of the Term Loans, the Multicurrency Facility Revolving Loans and the Mezzanine Subordinated Debt issuance will be used by the Borrower to make a cash dividend of up to $135.0 million to Holdings (the "Acquisition Dividend") immediately after the consummation of the Acquisition, and Holdings will use the proceeds from the Acquisition Dividend to repay the Acquisition Note to BF Digital issued in connection with the Acquisition.

Holdings and the Borrower have entered into a Credit Agreement dated as of the date hereof (the "Agreement") with various lenders party thereto from time to time (the "Lenders"), Chase Securities, Inc. and Deutsche Bank Securities Inc., as Joint Lead Arrangers and Joint Book Managers, The Chase Manhattan Bank, as Administrative Agent, Bankers Trust Company, as Syndication Agent, and Bank of America, N.A., as Documentation Agent, pursuant to which new senior secured credit facilities will be made available to the Borrower. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the Agreement.

The facilities made available to the Borrower under the Agreement include (a) up to $70.0 million of Term Loans, comprised of the Tranche A Term Loans maturing on the Tranche A Term Loan Maturity Date and the Tranche B Term Loans maturing on the Tranche B Term Loan Maturity Date and (b) up to $45.0 million of Multicurrency Facility Revolving Loans (including sublimits for Multicurrency Facility Swingline Loans and Letters of Credit) maturing on the Multicurrency Facility Revolving Loan Maturity Date. Loans made available to the Borrower will be guaranteed by Holdings and the Subsidiary Guarantors.

                                                  VALUATION RESEARCH CORPORATION



For purposes of this letter, the "Transaction" means (a) the consummation of the Acquisition (including the issuance of the Acquisition Note), (b) the consummation of the Equity Financing, (c) the incurrence of the Mezzanine Subordinated Debt, (d) the payment of the Acquisition Dividend and the repayment of the Acquisition Note, (e) the entering into of the Credit Documents and the incurrence of the Term Loans and the Multicurrency Facility Revolving Loans thereunder on the Initial Borrowing Date and (f) the payment of fees and expenses in connection with foregoing.

This letter is provided by Valuation Research Corporation ("Valuation") reporting the performance of certain procedures undertaken by Valuation which form the basis for Valuation's opinion, as of the date hereof, stated below ("Opinion") delivered at the request of the Lenders pursuant to Section 5.07
(i)(y) of the Agreement and at the request of the Board of Directors of BF Holdings and the Board of Directors of Merger Sub pursuant to Section 6.01(b) of the Merger Agreement, that immediately after and giving effect to the consummation of the Transaction:

         (a) The Fair Market Value of the assets of the Borrower and its Subsidiaries, (as defined in the Merger Agreement) on a consolidated basis, exceeds and will exceed its liabilities (including, without limitation, New Financing, Stated Liabilities and Identified Contingent Liabilities, each as defined below);

         (b) The Present Fair Saleable Value of the assets of the Borrower and its Subsidiaries, on a consolidated basis, exceeds and will exceed its probable liabilities on its debts (including, without limitation, New Financing, Stated Liabilities, and Identified Contingent Liabilities) as such debts become absolute and mature;

         (c) The Borrower and its Subsidiaries, on a consolidated basis, is and will be able to pay its debts (including, without limitation, New Financing, Stated Liabilities, and Identified Contingent Liabilities) as such debts mature during the normal course of business;

         (d) The Borrower and its Subsidiaries, on a consolidated basis, will not have Unreasonably Small Capital (as defined below) with which to conduct its present and anticipated business; and

         (e) The Fair Market Value of the assets of the Borrower and its Subsidiaries, on a consolidated basis, exceeds its liabilities (including, without limitation, New Financing, Stated Liabilities and Identified Contingent Liabilities) plus the total par value of its capital stock.

The Opinion rendered is with respect to the Borrower and its Subsidiaries, on a consolidated basis, as a going concern, immediately after and giving effect to the Transaction and the associated indebtedness. In the course of preparing this Opinion, nothing has come to our attention that causes us to believe that the Borrower and its Subsidiaries, on a consolidated basis, would not be a going concern. For the purposes of this Opinion, the following terms are defined:

                                                  VALUATION RESEARCH CORPORATION



         (a)      Fair Market Value

                  The amount at which the aggregate assets of an entity would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both.

         (b)      Present Fair Saleable Value

                  The aggregate amount that would be obtained by an independent willing seller from an independent willing buyer if an entity's assets are sold as an entirety with reasonable promptness in an arm's-length transaction under present conditions for the sale of assets as an entirety of the business comprising such entity.

         (c)      Stated Liabilities

                  The recorded liabilities of the Borrower and its Subsidiaries, on a consolidated basis, pursuant to its unaudited pro forma balance sheet as of November 30, 1999, as provided by management of BF Holdings ("Management"). Stated Liabilities exclude indebtedness under New Financing (as defined below). Valuation has made inquiries of Management and has been advised by Management that there are no material adverse changes in Stated Liabilities between the date of the information shown on such balance sheet and the date hereof. Based on our inquiries with this letter, we have no reason to believe that there has been any such material adverse change.

         (d)      New Financing

                  The indebtedness being incurred, assumed or guaranteed by Holdings, the Borrower, or the Subsidiary Guarantors, as the case may be, pursuant to the Agreement and/or the other Credit Documents and from the issuance of the Mezzanine Subordinated Debt.

         (e)      Identified Contingent Liabilities

                  The maximum amount of contingent liabilities that may result from pending, threatened and anticipated litigation, asserted, anticipated and unasserted claims and assessments, guaranties, environmental conditions, uninsured risks, and other contingent liabilities as identified and explained to us in terms of their nature and estimated dollar magnitude by Management. We do not give any opinion as to whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standards No. 5. Based on our reasonable inquiries and

                                                  VALUATION RESEARCH CORPORATION



                  analysis in connection with this letter, we have no reason to believe that Identified Contingent Liabilities are materially understated, and nothing has come to our attention suggesting that material contingent liabilities have not been identified or disclosed.

         (f)      Unreasonably Small Capital

                  This phrase relates to the ability of the Borrower and its Subsidiaries, on a consolidated basis, after giving effect to the incurrence of New Financing and after consummation of the Transaction to continue as a going concern and not lack sufficient capital for its present and anticipated needs, including, without limitation, payment of Identified Contingent Liabilities as they become absolute and matured, without substantial unplanned disposition of assets outside the ordinary course of business, restructuring of debt, externally forced revisions of its operations, or similar actions.

We believe the foregoing definitions are reasonable and appropriate for purposes of rendering the Opinion, and we believe that the methodologies we use in our analyses are appropriate for determining Fair Market Value, Present Fair Saleable Value and Unreasonably Small Capital as defined herein. Based on our inquiry, we believe it is appropriate for us to value the Borrower and its Subsidiaries on a consolidated basis and as going concern as part of our analyses relating to this Opinion.

In expressing its Opinion, Valuation has relied on information and analyses furnished by and/or discussions held with Management and the Equity Investors, which information and analyses have been the subject of review by Valuation and have been the subject of discussion and inquiry. Valuation does not assume any responsibility for the sufficiency and accuracy of the information. Nothing has come to Valuation's attention in the course of its review that would lead it to believe that any such information is incorrect in any material respect or that it was unreasonable for Valuation to utilize and rely upon the information. Such data has been accepted as reasonably reflecting the Transaction, the financial condition of the Borrower and its Subsidiaries, on a consolidated basis, and its past and future operations. All items subject to audit pursuant to generally accepted auditing standards and in conformity with generally accepted accounting principles ("GAAP") have been relied upon without review, check, or verification, and nothing has come to our attention that would cause us to believe the information is incorrect in any material respect or that it was unreasonable for Valuation to utilize and rely upon the information. Valuation has performed certain analyses, studies, and investigations more fully described herein in support of its Opinion. Further, the Opinion expressed herein is subject to the General Limiting Conditions and Assumptions attached hereto as Exhibit A.

Valuation has reviewed available historical financial information of the Borrower and its Subsidiaries, on a consolidated basis, in addition to background data and material considered appropriate to the Opinion expressed and referenced below. Such areas of investigation include, but are not limited to: o

                                                  VALUATION RESEARCH CORPORATION



- An overview of the software industry in which the Borrower competes, including an analysis of companies engaged in similar lines of business as the Borrower and a review of acquisitions of companies engaged in similar lines of business.

- A visit to BF Holdings' corporate headquarters in New York, which visit included discussion of the business and prospects of the Borrower, with Management, including discussions of the business, historical and projected profitability, key competitors, customer relationships, business risks and key actions to be taken in the near term, among other factors.

- Review of the Borrower and its Subsidiaries' consolidated balance sheets as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholder's equity (deficit), and cash flows for the year ended December 31, 1998, the two months ended December 31, 1997, the ten months ended October 31, 1997, and the year ended December 31, 1996.

- Review of the Columbine Confidential Information Memorandum dated November 1999 (the "Columbine Confidential Information Memorandum").

- Review of the Borrower's projected consolidated income statements, balance sheets, cash flow statements, credit statistics and other projected financial information for the years 1999 through 2008 (the "Projections"), and Management assumptions thereto, as provided by Management and the Equity Investors.

-        Performance of sensitivity analyses with respect to the Projections.

-        Review of the Agreement and other Credit Documents.

-        Review of the Acquisition Documents.

- Inquiries of members of Management who have responsibility for legal, financial, and accounting matters as to the existence, nature, and magnitude of Identified Contingent Liabilities. Because the Identified Contingent Liabilities are estimates of Management, we express no opinion as to the completeness or propriety of such items. However, after discussion with Management with respect thereto, and based on our experience in reviewing such liabilities, nothing has come to our attention in the course of our review which would suggest that any such information is incorrect in any material respect or unreasonable for Valuation to utilize.

For purposes of this Opinion, Valuation has assumed that there will be no material change in any documents in Valuation's possession as of the date herein.

                                                  VALUATION RESEARCH CORPORATION



Valuation has discussed financial and operating matters of the Borrower and its Subsidiaries, on a consolidated basis, with Management. Valuation has reviewed the Projections prepared by Management and the Equity Investors and discussed the Projections with Management and the Equity Investors. This review included, but was not limited to, discussions of basic assumptions made in preparing the Projections relating to revenue growth, operating margins, and capital expenditure and working capital requirements. Nothing has come to our attention that would cause us to believe the basic assumptions made in preparing the Projections are unreasonable or unattainable. We believe that the review we have conducted and the analyses and procedures undertaken are those generally considered appropriate for expressing the Opinion set forth herein.

Based on the foregoing review, procedures and analyses, we express the following Opinion as of the date hereof, that immediately after and giving effect to the consummation of the Transaction, subject to the General Limiting Conditions and Assumptions set forth in Exhibit A hereto:

         (a) The Fair Market Value of the assets of the Borrower and its Subsidiaries, on a consolidated basis, exceeds and will exceed its liabilities (including, without limitation, New Financing, Stated Liabilities, and Identified Contingent Liabilities);

         (b) The Present Fair Saleable Value of the assets of the Borrower and its Subsidiaries, on a consolidated basis, exceeds and will exceed its probable liabilities on its debts (including, without limitation, New Financing, Stated Liabilities, and Identified Contingent Liabilities) as such debts become absolute and mature;

         (c) The Borrower and its Subsidiaries, on a consolidated basis, is and will be able to pay its debts (including, without limitation, New Financing, Stated Liabilities, and Identified Contingent Liabilities) as such debts mature during the normal course of business;

         (d) The Borrower and its Subsidiaries, on a consolidated basis, will not have Unreasonably Small Capital with which to conduct its present and anticipated business; and

         (e) The Fair Market Value of the assets of the Borrower and its Subsidiaries, on a consolidated basis, exceeds its liabilities (including, without limitation, New Financing, Stated Liabilities and Identified Contingent Liabilities) plus the total par value of its capital stock.

                                                  VALUATION RESEARCH CORPORATION



This letter may be relied upon and disclosed as provided for in Exhibit A.


Respectfully submitted,

VALUATION RESEARCH CORPORATION


/s/ Valuation Research Corporation


Engagement Number:  04-3185-00

                                                  VALUATION RESEARCH CORPORATION


                                    EXHIBIT A
                   GENERAL LIMITING CONDITIONS AND ASSUMPTIONS

In accordance with recognized professional standards as generally practiced in the valuation industry, the fee for these services is not contingent upon the conclusions contained herein. Valuation has determined to the best of its knowledge and in good faith that neither it nor any of its agents or employees have any material financial interest in Holdings, the Borrower or their Subsidiaries.

Neither Valuation, nor its agents or employees, assume any responsibility for matters legal in nature, nor do they render any opinion as to any title to, or legal status of, property which may be involved, both real and personal, tangible and intangible.

Valuation assumes that all laws, statutes, ordinances, or other regulations, or regulations of any governmental authority relevant to and in connection with this engagement are complied with by each relevant party other than Valuation unless express written noncompliance is brought to the attention of Valuation and is stated and defined by those relied on by Valuation.

Valuation has relied on certain information furnished by others, including but not limited to, BF Holdings and the Equity Investors, without verification, other than the procedures specified in Valuation's letter attached hereto. Valuation believes such information to be reliable as to accuracy and completeness but offers no warranty or representation to that effect; however, nothing has come to our attention in the course of this engagement that would cause us to believe that any information is inaccurate in any material respect or that it is unreasonable to utilize and rely upon such information. The information relied upon generally includes, but is not limited to, financial analyses and forecasts; historical, pro forma, audited and unaudited financial statements; and Management analyses and forecasts.

Where there may be real property involved in the Transaction, unless specifically stated, Valuation has not made a land survey of the property, but has relied on information furnished by BF Holdings. It is assumed that there are no hidden or inapparent conditions of the property, subsoil, or structures thereon that render it more or less valuable except as disclosed in environmental reports. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

Valuation assumes in the case of leases of real and other property that the Transaction will not trigger any renegotiations of such leases to market rates based upon the financial condition of the Borrower and its Subsidiaries, on a consolidated basis, arising out of the Transaction that would, in the aggregate, be material to the Borrower and its Subsidiaries, on a consolidated basis. In connection with this matter, we have no reason to believe that there will be any material adverse effect on the Borrower and its Subsidiaries, on a consolidated basis, arising from the consummation of the Transaction.

                                                  VALUATION RESEARCH CORPORATION


Valuation is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Valuation does not conduct or provide environmental assessments and has not performed one for any property of the Borrower or its Subsidiaries.

Valuation has asked Management whether the Borrower and its Subsidiaries, on a consolidated basis, is subject to any present or future liability relating to environmental matters (including but not limited to CERCLA/Superfund liability). Valuation has not determined independently whether the Borrower and its Subsidiaries, on a consolidated basis, is subject to any such liabilities, nor the scope of any such liabilities. Valuation's Opinion takes no such liabilities into account except as they have been reported expressly to Valuation by BF Holdings, or by an environmental consultant working for BF Holdings or the Equity Investors, and then only to the extent that the liability was reported to us in an actual or estimated dollar amount. To the extent such information has been reported to us, Valuation has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

In some instances, public information and statistical information have been obtained from sources Valuation has accepted as being reliable. These sources include annual reports to shareholders and the Form 10-Ks and Form 10-Qs filed with the Securities and Exchange Commission of companies reviewed within the industry in which the Borrower and its Subsidiaries compete, VALUE LINE INVESTMENT SURVEY, and STANDARD & POOR'S INDUSTRY SURVEYS; however, Valuation makes no representation as to the accuracy or completeness of such information and has accepted the information without further verification, but nothing has come to Valuation's attention which would lead it to believe that such information is incorrect or incomplete in any material respect.

The Opinion of Valuation does not represent an assurance, guarantee, or warranty that the Borrower, or the Subsidiary Guarantors will meet all of their obligations under the Agreement or in connection with the Mezzanine Subordinated Debt.

Valuation makes no assurance, guarantee, or warranty that the covenants for the New Financing will not be broken in the future.

Valuation has analyzed and reviewed the Transaction and provided the Opinion for solvency purposes only and for no other purpose. Valuation's Opinion is in no way given as an indication of the fairness of the Transaction to any shareholder of BF Holdings, the Borrower, their Subsidiaries, the Equity Investors or any equity participant in the Transaction.

The Opinion expressed herein is valid only for the express and stated purposes of providing information and assistance to the parties to whom it is addressed and their counsel and specific agents and their respective assignees and participants in connection with the Transaction and their counsel and specific agents and is not in any way, implied or expressed, to be construed, used, circulated, quoted, relied upon or otherwise referred to for any other purpose without the written consent of Valuation, which will not be unreasonably withheld. In addition, Valuation hereby consents to (i) the filing and disclosure of the Opinion with the Securities and Exchange Commission (the "SEC") and any state securities commission or blue sky authority, or other governmental authority or agency if such filing or disclosure is required pursuant to the rules, statutes, and regulations thereof, or required by applicable law, (ii) the disclosure of the Opinion upon demand, order or request of any court, administrative or governmental agency, regulatory body or examiner (whether or not such demand, order or request has the force of law) or as may be required or appropriate in response to any summons, subpoena, or discovery requests, (iii) the use or disclosure of the Opinion in any pending or threatened litigation, judicial, or administrative proceeding (including, without limitation, any proceeding in bankruptcy) or inquiry, or government investigation, (iv) the attachment of the Opinion as an exhibit to the Credit Documents governing the senior debt financing by the Lenders and Issuing Lender or other Lenders and financial institutions who, in the future, may extend credit to the Borrower as an exhibit to any documents governing debt financing by other financing sources, (v) the disclosure of the Opinion in connection with
(a) the prospective sale, assignment, participation or any other disposition by any Lender, Issuing Lender or financing source of any right or interest in the debt financing by such Lender, Issuing Lender or financing source, (b) an audit of any Lender, Issuing Lender or financing source by an independent public accountant or any administrative agency or regulatory body or examiner or (c) the exercise of any right or remedy by any Lender, or Issuing Lender or financing source in connection with the debt financing, (vi) the disclosure of the Opinion as may be requested, required or ordered in, or to protect a Lender's, Issuing Lender's or financing source's interest in, any litigation, administrative, judicial or governmental proceeding, or investigation to which any Lender, Issuing Lender or financing source is subject or purported to be subject, or (vii) the disclosure of the Opinion as otherwise required by, or as reasonably determined by any Lender, Issuing Lender or financing source to be required by, any law, order, statute, regulation or ruling applicable to such Lender, Issuing Lender or financing source. Valuation has no responsibility to update the Opinion stated herein for events and circumstances occurring after the date of this letter.

Any further consultation, testimony, attendance or research in reference to the present engagement beyond the Opinion expressed herein as of the date herein are subject to agreement by Valuation in specific written arrangements between the parties.

No representation is made herein as to the legal sufficiency of the above definitions (term definitions contained in the body of the Opinion) for any purpose; such definitions are used solely for setting forth the scope of this Opinion and Valuation believes such definitions to be reasonable for the purposes of rendering this Opinion.

The determination of Present Fair Saleable Value and Fair Market Value of the aggregate assets results from the development and analysis of several value indications arrived at through the use of accepted valuation procedures as practiced in the valuation industry. These procedures included the Asset-Based Approach, the Income Approach and the Market Approach, as described below, which we believe to be procedures appropriate to express the Opinion herein.

                                                  VALUATION RESEARCH CORPORATION



The Asset-Based Approach is based directly on the value of the underlying assets of a business. Our procedures in connection with this approach were limited to a review of the consolidated financial statements of the Borrower and its Subsidiaries, including a general review of the current assets and intangible assets of the Borrower and its Subsidiaries, on a consolidated basis, as well as the other procedures outlined herein.

The Income Approach utilized cash flow projections discounted to a present value. The discount rates selected were based on risk and return requirements deemed appropriate by Valuation, given the facts and circumstances surrounding the Transaction. The discount rates were based upon a weighted average cost of capital concept, which considers the after-tax cost of debt and equity. The after-tax costs were derived, among other factors, from our review of the current credit and equity markets. The discount rate included a risk premium over and above the required return associated with risk-free investments such as U.S. Government treasury bonds.

The Market Approach is a valuation technique in which the estimated market value is based on market prices in actual transactions. The technique consists of undertaking a detailed market analysis of publicly traded companies and acquisitions of companies that provide a reasonable basis for comparison to the relative investment characteristics of the subject entity. Valuation ratios derived from the guideline companies are then selected and applied to the subject entity after consideration of adjustments for dissimilarities in financial position, growth prospects, market position, profitability, capital structure and other factors. The companies reviewed were generally enagaged in the software industry.

Material changes in the industry or business segment in which the Borrower competes or in general market conditions which might affect the Borrower and its Subsidiaries, on a consolidated basis, from and after the date herein and which are not reasonably foreseeable are not taken into account.

Our conclusion of Present Fair Saleable Value and Fair Market Value of assets is for the aggregate or total assets of the Borrower and its Subsidiaries, on a consolidated basis, after giving effect to the Transaction. Nothing has come to our attention that would cause us to believe that the Present Fair Saleable Value of assets is materially different from the Fair Market Value of assets.

Amounts payable with respect to Identified Contingent Liabilities cannot be predicted with exact certainty. In addition, contingent liabilities exclude obligations under executory contracts such as operating leases. The exclusion of such executory contracts, in our opinion, has no material effect on the excess of Present Fair Saleable Value or Fair Market Value of assets over liabilities.

Valuation has not made a specific compliance study or analysis of the Y2K issue of the Borrower or its Subsidiaries, their customers or suppliers and the effect, if any, that the Y2K issue may have on these entities.

                                                  VALUATION RESEARCH CORPORATION



Based on Valuation's review of the Projections, the Borrower and its Subsidiaries, on a consolidated basis, may not generate sufficient free cash flow to repay the Multicurrency Facility Revolving Loans in full by the Multicurrency Facility Revolving Loan Maturity Date. Although it is not unreasonable to expect that the Borrower will be able to refinance the Multicurrency Facility Revolving Loans based on the projected capital structure, there can be no assurance that any such refinancing will be effected. We have assumed that the Borrower will be able to refinance outstanding Multicurrency Facility Revolving Loans with a new revolving credit facility. We believe that it is not unreasonable to make this assumption given the consolidated projected level of pre-tax operating cash flow, projected interest coverage and leverage ratios, and current and projected levels of accounts receivables.